EXHIBIT (a)(1)(vi)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES PARTICIPATING IN THE OPTION EXCHANGE PROGRAM
CONFIRMING RECEIPT OF ELECTION FORM

Date:	[ ], 2005
To:	RFMD Eligible Employees participating in the Option Exchange Program
From:	Nina Saravia, Tax Manager or Brenda Hatley, Stock Option Administrator
Subj:	Confirmation of Receipt of Election Form

This message confirms that we have received your Election Form. If your Election Form is properly executed and completed, and all eligibility requirements are met, we will accept your Eligible Options elected for exchange, subject to the terms and conditions set forth in the Offer to Exchange, at 12:00 Midnight Eastern Daylight Time on August 5, 2005, unless this Offer is extended by RFMD, in its sole discretion. If you did not strike through any grants on your Eligible Option Information Sheet, then all of the identified Eligible Options will be cancelled upon expiration of the Offer to Exchange.

Unless you withdraw your tendered Eligible Options by providing us a properly executed Notice of Withdrawal before 12:00 Midnight Eastern Daylight Time on August 5, 2005 (or, if the Offer to Exchange is extended in RFMD’s sole discretion, before the new closing date), we will cancel all Eligible Options that you have properly tendered for exchange. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of this Offer to Exchange we will provide you with a Rights Letter confirming that your Eligible Options have been accepted for exchange and have been cancelled. Your Election Form may be changed or revoked at any time before the expiration of the Offer to Exchange by delivering a new properly completed Election Form bearing a later date.

If you have any questions, please direct your questions via e-mail to “Option Exchange Coordinator” (OEC@rfmd.com) or by phone to Extension 5750 ((336) 678-5750).